                  SECURITISATION ADVISORY SERVICES PTY LIMITED

                            LEVEL 7, 48 MARTIN PLACE
                       SYDNEY NEW S. WALES 2000 AUSTRALIA

January 19, 2007

VIA EDGAR AND FACSIMILE
-----------------------

Susan C. Block
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   Securitisation Advisory Services Pty Limited
      Registration Statement on Form S-3
      No. 333-136516

Dear Ms. Block:

     Securitisation Advisory Services Pty Limited hereby requests acceleration of the effectiveness of the above-referenced Registration Statement (the
"Registration Statement") so that the Registration Statement will become effective at 4 p.m. on January 19, 2007 or as soon thereafter as practicable.

     In connection with our request for acceleration, we hereby acknowledge that:

o    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o    the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Very truly yours,

                                          /s/ Craig Anthony Carland
                                          --------------------------
                                          Name: Craig Anthony Carland
                                          Title: Principal Executive Officer